

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

March 13, 2009

Brett C. Moody, Chief Executive Officer
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, TX 77057

> **Re:** **Moody National REIT I, Inc.**
> **Amendment No. 4 to Form S-11**
> **File No. 333-150612**
> **Filed February 23, 2009**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your response to comment 1 that determining the fair value of your operating partnerships' assets and liabilities is an essential component of your calculation. Please revise to clarify the party that will determine such fair values. If your management will make such determinations, please clarify if they have the requisite experience in performing valuations.

Risk Factors, page 14

2. We note your revised disclosure regarding current market conditions. Please also revise other risk factors in this section to address specifically the risks caused by

current market conditions. For example, please discuss in greater detail the current risks in leasing properties and investing in hotel or retail properties and of defaults by borrowers on mortgages loans. If applicable, please briefly include any related significant risks on the cover page of the prospectus.

Investment Strategy, Objectives and Policies, page 45

3. We note your revised disclosure under the subheading "The Hospitality Industry" that discusses current market conditions in the hospitality industry. We also note that the company will invest in multifamily, office, retail and industrial properties as well as securities and debt related instruments. Please revise your disclosure to discuss whether current market conditions could affect your investment strategy regarding these other properties and investments. Discuss whether criteria used in evaluating properties and investments has changed as a result of these conditions.

Management Compensation Table, page 69

4. We note your response to comment 3. Based on the disclosure on page 62, it appears you will reimburse your advisor for officers' salaries related to asset management duties even though you are already paying the advisor an asset management fee. If true, please revise to clearly disclose that you will reimburse your advisor for officers' salaries in addition to the asset management fee paid.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to William Demarest at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Rosemarie A. Thurston (via facsimile)